Exhibit 99.1

Cheetah Mobile Announces Fourth Quarter 2015 and Fiscal Year 2015 Unaudited Financial Results and US$100 million Share Repurchase Program

Beijing, China, March 16, 2016 — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company that provides mission critical applications to help make the internet and mobile experience speedier, simpler, and safer for users worldwide, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2015.

Fourth Quarter 2015 Financial Highlights

•                  Total revenues increased by 92.3% year over year and 12.3% quarter over quarter to RMB1,132.7 million (US$174.9 million).

•                  Mobile revenues increased by 261.8% year over year and 14.4% quarter over quarter to RMB803.5 million (US$124.0 million), which was primarily driven by robust growth in mobile advertising revenues in both overseas and domestic markets. Mobile revenues accounted for 70.9% of total revenues.

•                  Overseas revenues1 increased by 343.1% year over year and 14.6% quarter over quarter to RMB616.2 million (US$95.1 million), which was driven by a continued increase in mobile advertising revenues in overseas markets. Overseas revenues accounted for 54.4% of total revenues and 76.7% of mobile revenues.

•                  Non-GAAP operating profit increased by 66.4% year over year and 7.3% quarter over quarter to RMB175.2 million (US$27.0 million).

•                  Non-GAAP net income attributable to Cheetah Mobile shareholders increased by 88.1% year over year and 8.5% quarter over quarter to RMB155.7 million (US$24.0 million).

Fourth Quarter 2015 Key Operating Metrics

•                  Mobile monthly active users (“Mobile MAUs”) increased by 68 million quarter over quarter to 635 million in December 2015. Mobile MAUs from overseas markets were 78.6% of total mobile MAUs in December 2015.

•                  Total global mobile user installations increased by 399 million quarter over quarter to 2,341 million as of December 31, 2015.

Fiscal Year 2015 Financial Highlights

•                  Total revenues increased by 108.9% year over year to RMB3,684.4 million (US$568.8 million).

•                  Mobile revenues increased by 423.2% year over year to RMB2,433.2 million (US$375.6 million). Mobile revenues accounted for 66.0% of total revenues.

•                  Overseas revenues increased by 730.0% year over year to RMB1,841.5 million (US$284.3 million). Overseas revenues accounted for 50.0% of total revenues and 75.7% of mobile revenues.

•                  Non-GAAP operating profit increased by 104.1% year over year to RMB522.3 million (US$80.6 million).

•                  Non-GAAP net income attributable to Cheetah Mobile shareholders increased by 104.0% year over year to RMB492.0 million (US$76.0 million).

1  Overseas revenues refers to revenues generated by our operating legal entities incorporated outside China. Such revenues are primarily attributable to customers located outside China

Mr. Sheng Fu, Cheetah Mobile’s Chief Executive Officer, stated, “We continued to achieve our core strategic goals in 2015 in terms of overseas user expansion and better monetization of our growing global mobile user base.  By December 2015, we had expanded our user base to over 635 million mobile users globally with 79% of them located outside of China.  Cheetah Mobile remained the third largest global publisher in Google Play’s non-game category, with four of its mobile apps, namely Clean Master, CM Security, Photo Grid and CM Lockers, ranked among the top 40 most downloaded non-game apps on the Google Play App store in December.  Looking forward, we remain firmly committed to strengthening our mobile and global businesses, and building Cheetah Mobile into one of the leading mobile platforms globally.  We will continue to leverage our mission critical apps as the main entry point to acquire users, build a content platform to enhance user engagement, and strengthen our strong data analytics capabilities to fortify our strategic advantage.”

Mr. Andy Yeung, Cheetah Mobile’s Chief Financial Officer, commented, “Robust mobile and overseas performances once again drove our top-line growth in the quarter.  Total revenues grew by 92% year over year and 12% quarter over quarter to RMB1,133 million in the fourth quarter of 2015.  On the mobile monetization side, mobile revenues climbed to 71% of our total revenues in the fourth quarter, up from 38% in the fourth quarter of 2014.  Overseas revenues contributed to 77% of our mobile revenues and 54% of our total revenues in the fourth quarter. Our strong top-line growth and execution yielded better-than-expected profitability in the quarter, as evidenced by the new records we set for non-GAAP operating profit and non-GAAP net income in the quarter.  Our board of directors has authorized the repurchase of up to US$100 million worth of our shares or ADSs. The board’s decision reflects our belief that our shares are presently undervalued and demonstrates our confidence in the long-term outlook for our business.  Looking forward, we will stay focused on building a profitable and sustainable growth model over the long-term, as well as implementing a more balanced approach when looking at our key priorities, such as user acquisition, user engagement, revenue growth and profitability.”

Fourth Quarter 2015 Financial Results

REVENUES

Total revenues for the fourth quarter of 2015 increased by 92.3% to RMB1,132.7 million (US$174.9 million) from RMB588.9 million in the prior year period. This increase was mainly driven by the Company’s organic business growth, which was attributable to the Company’s growing global mobile user base and substantial improvements in mobile monetization, especially in overseas markets.

•                  Revenues from online marketing services increased by 131.2% to RMB1,031.4 million (US$159.2 million) in the fourth quarter of 2015 from RMB446.1 million in the prior year period. Mobile advertising revenues represented approximately 74% of online marketing revenues in the quarter, which increased from approximately 38% of online marketing revenues in the prior year period. The increase in mobile advertising revenues was driven by the Company’s growing global mobile user base, and strong demand from advertisers for the Company’s mobile advertising services worldwide.

•                  Revenues from internet value added services (“IVAS”) decreased by 34.8% to RMB89.3 million (US$13.8 million) in the fourth quarter of 2015 from RMB137.0 million in the prior year period. The year over year decrease was primarily due to the temporary suspension of our online lottery operation in response to regulatory changes in China, and moderating trends in web games business in China.

•                  Revenues from internet security services and others increased by 106.3% to RMB12.0 million (US$1.8 million) in the fourth quarter of 2015 from RMB5.8 million in the prior year period. This increase was primarily due to the sales of the Company’s air purifier product.

By platform, revenues generated from mobile business increased by 261.8% to RMB803.5 million (US$124.0 million) from RMB222.1 million in the prior year period. This increase was primarily driven by the Company’s growing global mobile user base, and the increasing popularity of the Company’s mobile marketing services in overseas and domestic markets.

By region, revenues generated from overseas markets increased by 343.1% to RMB616.2 million (US$95.1 million) from RMB139.1 million in the prior year period. This increase was primarily due to continued growth of the Company’s overseas mobile user base, and rapid growth of the Company’s mobile advertising revenues in the overseas markets.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 110.7% to RMB297.0 million (US$45.8 million) in the fourth quarter of 2015 from RMB141.0 million in the prior year period. The increase in cost of revenues was mainly due to higher traffic acquisition costs associated with the Cheetah Mobile ad platform business, and higher bandwidth and internet data center (IDC) costs associated with increased user traffic worldwide and data analytics.

Gross profit increased by 86.6% to RMB835.7 million (US$129.0 million) in the fourth quarter of 2015 from RMB447.9 million in the prior year period.

OPERATING INCOME AND EXPENSES

Total operating income and expenses for the fourth quarter of 2015 increased by 93.1% to RMB759.1 million (US$117.2 million) from RMB393.2 million in the prior year period. Total non-GAAP operating income and expenses, increased by 91.9% to RMB658.9 million (US$101.7 million) from RMB343.3 million in the prior year period.

•                  Research and development expenses increased by 73.5% to RMB208.4 million (US$32.2 million) from RMB120.1 million in the prior year period. The increase was primarily due to higher share-based compensation and personnel-related costs. Non-GAAP research and development expenses, which exclude share-based compensation expenses, increased by 51.6% to RMB159.6 million (US$24.6 million) from RMB105.3 million in the prior year period.

•                  Selling and marketing expenses increased by 174.6% to RMB506.0 million (US$78.1 million) from RMB184.3 million in the prior year period. The increase was primarily due to the spending on promotional activities for the Company’s mobile business, including the global promotional activities associated with the launch of a new mobile game. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased by 174.8% to RMB500.3 million (US$77.2 million) from RMB182.0 million in the prior year period.

•                  General and administrative expenses increased by 14.1% to RMB91.9 million (US$14.2 million) from RMB80.5 million in the prior year period. The year-over-year growth was primarily due to an increase in staff benefits, share-based compensation expenses and expenses associated with increased headcount, which was offset by a decrease in professional services fees. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, decreased by 3.0% to RMB46.2 million (US$7.1 million) from RMB47.7 million in the prior year period. The decrease was primarily due to a decline in professional services fees.

•                  The Company recognized an impairment loss of goodwill and intangible assets of RMB12.5 million (US$1.9 million) for the fourth quarter of 2015, which was primarily associated with the online lottery business. The online lottery business was temporarily suspended in response to regulatory changes in China.

•                  Other operating income was RMB59.7 million (US$9.2 million) for the fourth quarter 2015, which primarily consisted of government grants, subsidies and financial incentives that the Company received for its operations that fell outside the scope of R&D project subsidies.

Operating profit increased by 40.0% year over year to RMB76.6 million (US$11.8 million) from RMB54.7 million in the prior year period.

Non-GAAP operating profit increased by 66.4% to RMB175.2 million (US$27.0 million) in the fourth quarter of 2015 from RMB105.3 million in the prior year period.

For the fourth quarter of 2015, share-based compensation expenses were RMB98.5 million (US$15.2 million), compared to RMB50.6 million in the prior year period.

NET INCOME ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders increased by 77.6% to RMB57.1 million (US$8.8 million) in the fourth quarter of 2015 from RMB32.2 million in the prior year period.

Non-GAAP net income attributable to Cheetah Mobile shareholders increased by 88.1% to RMB155.7 million (US$24.0 million) from RMB82.7 million in the prior year period.

NET INCOME PER ADS

Diluted earnings per ADS in the fourth quarter of 2015 increased by 73.9% to RMB0.40 (US$0.06) from RMB0.23 in the prior year period.

Non-GAAP diluted earnings per ADS in the fourth quarter of 2015 increased by 84.7% to RMB1.09 (US$0.17) from RMB0.59 in the prior year period.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH AND SHORT-TERM INVESTMENTS BALANCE

As of December 31, 2015, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1,994.7 million (US$307.9 million).

SHARES ISSUED AND OUTSTANDING

As of December 31, 2015, the Company had a total of 1,424,475,911 Class A and Class B ordinary shares issued and outstanding. One ADS represents 10 Class A ordinary shares.

ADJUSTED EBITDA

Adjusted EBITDA (Non-GAAP) was RMB213.2 million ($32.9 million) for the fourth quarter of 2015, representing a 61.9% increase from the prior year period.

Fiscal Year 2015 Results

REVENUES

Total revenues for 2015 increased by 108.9% to RMB3,684.4 million (US$568.8 million) from RMB1,763.6 million in the prior year. This increase was primarily due to growth in our mobile user traffic and strong demand for our mobile advertising services in both overseas and domestic markets.

•                  Revenues from online marketing services increased by 145.3% to RMB3,244.1 million (US$500.8 million) in 2015 from RMB1,322.6 million in the prior year. Mobile advertising revenues represented approximately 69% of online marketing revenues in 2015, which increased from approximately 24% of online marketing revenues in the prior year. The increase in mobile advertising revenues was driven by the Company’s growing global mobile user base, and strong demand from advertisers for the Company’s mobile advertising services worldwide.

•                  Revenues from internet value added services (“IVAS”) decreased by 1.3% to RMB395.3 million (US$61.0 million) in 2015 from RMB400.7 million in the prior year. The decrease was primarily due to the temporary suspension of our online lottery operation in response to regulatory changes in China, and moderating trends in web games business in China.

•                  Revenues from internet security services and others increased by 11.6% to RMB45.0 million (US$6.9 million) in 2015 from RMB40.3 million in the prior year. This increase was primarily due to the sales of the Company’s air purifier product.

By platform, revenues generated from our mobile business increased by 423.2% to RMB2,433.2 million (US$375.6 million) from RMB465.0 million in the prior year.  This increase was primarily driven by the Company’s growing global mobile user base, and the increasing popularity of the Company’s mobile marketing services in overseas and domestic markets.

By region, revenues generated from overseas markets increased by 730.0% to RMB1,841.5 million (US$284.3 million) from RMB221.9 million in the prior year. This increase was primarily due to continued growth of the Company’s overseas mobile user base, and rapid growth of the Company’s mobile advertising revenues in the overseas markets.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 131.8% to RMB935.2 million (US$144.4 million) in 2015 from RMB403.4 million in the prior year period. The increase was due to higher traffic acquisition costs associated with the Cheetah Mobile ad platform business, higher bandwidth and internet data center (IDC) costs associated with increased user traffic worldwide and data analytics, in addition to higher amortization costs from intangible assets resulting from acquisitions.

Gross profit increased by 102.1% to RMB2,749.3 million (US$424.4 million) in 2015 from RMB1,360.2 million in the prior year.

OPERATING INCOME AND EXPENSES

Total operating income and expenses for 2015 increased by 99.0% to RMB2,542.3 million (US$392.5 million) from RMB1,277.5 million in the prior year. Total non-GAAP income and expenses for 2015 increased by 101.6% to RMB2,228.5 million (US$344.0 million) from RMB1,105.6 million in the prior year.

•                  Research and development expenses increased by 57.3% to RMB687.2 million (US$106.1 million) from RMB436.8 million in the prior year. This increase was primarily due to an increase in the number of research and development personnel as well as an increase in share-based compensation expenses. Non-GAAP research and development expenses, which exclude share-based compensation expenses, for 2015 increased by 41.2% to RMB544.6 million (US$84.1 million) from RMB385.7 million in the prior year.

•                  Selling and marketing expenses increased by 154.8% to RMB1,479.4 million (US$228.4 million) from RMB580.6 million in the prior year. The increase was primarily due to promotional spending for the mobile business. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased by 154.9% to RMB1,461.4 million (US$225.6 million) from RMB573.2 million in the prior year.

•                  General and administrative expenses increased by 68.1% to RMB423.2 million (US$65.3 million) from RMB251.7 million in the prior year. This increase was primarily due to an increase in share-based compensation expenses and professional service fees as well as an increase in headcount. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased by 95.1% to RMB270.1 million (US$41.7 million) from RMB138.4 million in the prior year.

•                  The Company recognized an impairment loss of goodwill and intangible assets of RMB49.9 million (US$7.7 million) for 2015, which was primarily associated with the online lottery business. The online lottery business was temporarily suspended in response to regulatory changes in China.

•                  Other operating income was RMB 97.5 million (US$15.0 million) for 2015, which primarily consisted of government grants, subsidies and financial incentives that the Company received for its operations that fell outside the scope of R&D project subsidies.

Operating profit increased by 150.3% to RMB206.9 million (US$31.9 million) in 2015 from RMB82.7 million in the prior year.

Non-GAAP operating profit increased by 104.1% to RMB522.3 million (US$80.6 million) in 2015 from RMB255.9 million in the prior year.

For 2015, share-based compensation expenses were RMB315.4 million (US$48.7 million), compared to RMB173.3 million in the prior year.

NET INCOME ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders increased by 159.9% to RMB176.6 million (US$27.3 million) in 2015 from RMB67.9 million in the prior year.

Non-GAAP net income attributable to Cheetah Mobile shareholders increased by 104.0% to RMB492.0 million (US$76.0 million) from RMB241.2 million in the prior year.

NET INCOME PER ADS

Diluted earnings per ADS for 2015 increased by 143.1% to RMB1.24 (US$0.19) from RMB0.51 in the prior year.

Non-GAAP diluted earnings per ADS for 2015 increased by 91.7% to RMB3.45 (US$0.53) from RMB1.80 in the prior year.

ADJUSTED EBITDA

Adjusted EBITDA (Non-GAAP) increased by 99.7% year over year to RMB668.5 million ($103.2 million) in 2015.

Share Repurchase Program

On March 16, 2016, the Company’s board of directors approved a share repurchase program whereby the Company may purchase its shares/ADSs with an aggregate value of up to US$100 million over the next 12-month period.

The repurchases may be made from time to time on the open market at prevailing market prices pursuant to a 10b5-1 plan, in negotiated transactions off the market, in block trades or other legally permissible means. The timing and extent of any purchases will depend on market conditions, the trading price of the Company’s ADSs and other factors, subject to applicable law. The Company expects to implement this share repurchase program in a manner consistent with market conditions and in the best interests of the Company’s shareholders. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. The Company plans to fund repurchases made under this program from its available cash balance.

Business Outlook

For the first quarter of 2016, the Company expects its estimated total revenues to be between RMB1,080 million (US$167 million) and RMB1,100 million (US$170 million), representing a year over year growth of approximately 61% to 64%. The forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Company will hold a conference call on Wednesday, March 16, 2015 at 8:00 am Eastern Time or 8:00 pm Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Cheetah Mobile

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB6.4778 to US$1.00, the noon buying rate in effect on December 31, 2015 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile internet company. The Company aims to provide the best apps for mobile users worldwide, while building a leading global mobile ad platform for advertisers. Cheetah Mobile had approximately 635 million global mobile monthly active users in December 2015. Its mission critical applications, including Clean Master, CM Security, Battery Doctor and Duba Anti-virus, help make the internet and mobile experience speedier, simpler, and safer for users worldwide.

The Company also provides various platform products such as Duba.com, Cheetah browser, game centers, and mobile app stores to provide multiple user traffic entry points and global content distribution channels for its business partners.

Safe Harbor Statement

This press release contains forward-looking statements.  These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Cheetah Mobile’s consolidated financial information presented in accordance with U.S. GAAP, Cheetah Mobile uses the following non-GAAP financial measures:

•                      Non-GAAP operating expenses reflect operating expenses excluding share-based compensation expenses.

•                      Non-GAAP operating profit reflects operating profit excluding share-based compensation expenses.

•                      Non-GAAP net income attributable to Cheetah Mobile shareholders is net income attributable to Cheetah Mobile shareholders excluding share-based compensation expenses.

•                      Non-GAAP diluted earnings per ADS is non-GAAP net income attributable to Cheetah Mobile shareholders divided by weighted average number of diluted ADSs.

•                      Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses.

The Company believes that separate analysis and exclusion of share-based compensation expenses and the use of Adjusted EBITDA add clarity to the constituent parts of its performance from the cash perspective. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliations of GAAP and Non-GAAP Results” and “Cheetah Mobile Inc. Reconciliation of Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)” at the end of this release.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: IR@cmcm.com

ICR, Inc.

Vera Tang

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

Cheetah Mobile Inc.

Condensed Consolidated Balance Sheet

(In ‘000, except for per share data)

	As of
	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,093,285	1,809,288	279,306
Restricted cash	—	156,161	24,107
Short-term investments	513,621	29,234	4,513
Accounts receivable	260,347	620,556	95,797
Prepayments and other current assets	180,029	358,631	55,363
Due from related parities	43,570	63,762	9,843
Deferred tax assets	2,693	3,954	610
Total current assets	2,093,545	3,041,586	469,539

Non-current assets:
Property and equipment, net	45,905	119,329	18,421
Intangible assets, net	199,616	232,029	35,819
Goodwill	261,686	613,220	94,665
Investment in equity investees	131,707	199,723	30,832
Other long-term investments	207,135	698,497	107,829
Deferred tax assets	6,384	12,843	1,983
Other non-current assets	55,197	25,422	3,924
Total non-current assets	907,630	1,901,063	293,473

Total assets	3,001,175	4,942,649	763,012

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Bank loans	—	130,273	20,111
Accounts payable	61,793	136,997	21,149
Accrued expenses and other current liabilities	481,694	1,297,288	200,266
Redemption right liabilities	520	474	73
Deferred revenue	44,180	54,155	8,360
Due to related parties	29,885	62,580	9,661
Income tax payable	3,584	26,506	4,092
Deferred tax liabilities	—	414	64
Total current liabilities	621,656	1,708,687	263,776

Non-current liabilities:
Bank loans	—	10,523	1,624
Deferred revenue	1,134	2,477	382
Deferred tax liabilities	65,991	99,006	15,284
Other non-current liabilities	29,525	73,826	11,397
Total non-current liabilities	96,650	185,832	28,687

Total liabilities	718,306	1,894,519	292,463

Shareholders’ equity:
Ordinary shares	222	226	35
Additional paid-in capital	2,059,983	2,468,562	381,080
Retained earnings	142,760	319,356	49,299
Accumulated other comprehensive income	3,373	123,795	19,111
Total Cheetah Mobile shareholders’ equity	2,206,338	2,911,939	449,525
Noncontrolling interests	76,531	136,191	21,024
Total equity	2,282,869	3,048,130	470,549

Total liabilities, noncontrolling interests and shareholders’ equity	3,001,175	4,942,649	763,012

Cheetah Mobile Inc.

Condensed Consolidated Statements of Comprehensive Income

(In ‘000, except for per share data and number of shares and ADSs)

	For The Three Months Ended
	December 31, 2014	September 30, 2015	December 31, 2015	December 31, 2015
	RMB	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	588,888	1,008,744	1,132,657	174,852
Online marketing services	446,122	900,484	1,031,357	159,214
Internet value-added services	136,968	99,516	89,337	13,791
Internet security services and others	5,798	8,744	11,963	1,847

Cost of revenues (a)	(140,973)	(270,375)	(296,965)	(45,843)
Gross profit	447,915	738,369	835,692	129,009

Operating income and expenses:
Research and development (a)	(120,086)	(203,100)	(208,365)	(32,166)
Selling and marketing (a)	(184,287)	(382,622)	(506,022)	(78,116)
General and administrative (a)	(80,518)	(124,167)	(91,891)	(14,186)
Impairment of goodwill and intangible assets	(8,304)	(11,750)	(12,525)	(1,934)
Other operating income	—	31,763	59,727	9,220
Total operating income and expenses	(393,195)	(689,876)	(759,076)	(117,182)

Operating profit	54,720	48,493	76,616	11,827
Other (expenses) income:
Interest income, net	9,678	2,555	2,815	435
Changes in fair value of redemption right and put options granted	372	(213)	68	10
Settlement and changes in fair value of contingent consideration	(11,271)	(1,286)	9,097	1,404
Foreign exchange gain (loss), net	129	(1,081)	1,444	223
Impairment loss of long-term investments	(8,664)	—	(8,837)	(1,364)
(Losses) gains from equity method investments	(524)	(5,813)	5,794	894
Other income, net	811	1,172	(302)	(47)

Income before taxes	45,251	43,827	86,695	13,382
Income tax expenses	(13,968)	(14,009)	(30,868)	(4,765)
Net income	31,283	29,818	55,827	8,617
Less: net (loss) income attributable to noncontrolling interests	(894)	1,055	(1,312)	(203)
Net income attributable to Cheetah Mobile shareholders	32,177	28,763	57,139	8,820

Earnings per share
Basic	0.02	0.02	0.04	0.01
Diluted	0.02	0.02	0.04	0.01

Earnings per ADS
Basic	0.24	0.21	0.41	0.06
Diluted	0.23	0.20	0.40	0.06

Weighted average number of shares outstanding
Basic	1,354,673,777	1,383,355,451	1,385,225,872	1,385,225,872
Diluted	1,410,449,593	1,434,461,272	1,434,672,741	1,434,672,741
Weighted average number of ADSs used in computation
Basic	135,467,378	138,335,545	138,522,587	138,522,587
Diluted	141,044,959	143,446,127	143,467,274	143,467,274

Other comprehensive income, net of tax
Foreign currency translation adjustments	(9,214)	77,782	41,677	6,434
Unrealized gains on available-for-sale securities, net	38,772	413	3,219	497
Reclassification adjustments for gains included in the consolidated statement of profit or loss	(21,121)	—	—	—
Other comprehensive income	8,437	78,195	44,896	6,931
Total comprehensive income	39,720	108,013	100,723	15,548
Less: Total comprehensive (loss) income attributable to noncontrolling interests	(990)	1,338	(1,145)	(177)
Total comprehensive income attributable to Cheetah Mobile shareholders	40,710	106,675	101,868	15,725

(a) Share-based compensation expenses

	For The Three Months Ended
	December 31, 2014	September 30, 2015	December 31, 2015	December 31, 2015
	RMB	RMB	RMB	USD
(In ‘000)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues	677	1,656	(1,623)	(251)
Research and development	14,809	65,141	48,756	7,527
Selling and marketing	2,249	7,448	5,750	888
General and administrative	32,834	40,435	45,656	7,048
Total	50,569	114,680	98,539	15,212

Cheetah Mobile Inc.

Reconciliation of GAAP and Non-GAAP Results

(In‘000, except for per share data and percentage)

	For The Three Months Ended December 31, 2015
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net	Non-GAAP
	Result	Revenues	Compensation	Revenues	Result	Revenues	Result ($)
Revenues	1,132,657				1,132,657		174,852
Cost of revenues	(296,965)	26.2%	(1,623)	0.1%	(298,588)	26.4%	(46,094)
Gross profit	835,692	73.8%	(1,623)	0.1%	834,069	73.6%	128,758

Research and development	(208,365)	18.4%	48,756	4.3%	(159,609)	14.1%	(24,639)
Selling and marketing	(506,022)	44.7%	5,750	0.5%	(500,272)	44.2%	(77,229)
General and administrative	(91,891)	8.1%	45,656	4.0%	(46,235)	4.1%	(7,137)
Impairment of goodwill and intangible assets	(12,525)	1.1%	—	—	(12,525)	1.1%	(1,934)
Other operating income	59,727	5.3%	—	—	59,727	5.3%	9,220
Total operating income and expenses	(759,076)	67.0%	100,162	8.8%	(658,914)	58.2%	(101,719)

Operating profit	76,616	6.8%	98,539	8.7%	175,155	15.5%	27,039
Net income attributable to Cheetah Mobile shareholders	57,139	5.0%	98,539	8.7%	155,678	13.7%	24,033

Diluted earnings per ordinary share (RMB)	0.04		0.07		0.11
Diluted earnings per ADS (RMB)	0.40		0.69		1.09
Diluted earnings per ADS (USD)	0.06		0.11		0.17

	For The Three Months Ended September 30, 2015
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	1,008,744				1,008,744
Cost of revenues	(270,375)	26.8%	1,656	0.2%	(268,719)	26.6%
Gross profit	738,369	73.2%	1,656	0.2%	740,025	73.4%

Research and development	(203,100)	20.1%	65,141	6.5%	(137,959)	13.7%
Selling and marketing	(382,622)	37.9%	7,448	0.7%	(375,174)	37.2%
General and administrative	(124,167)	12.3%	40,435	4.0%	(83,732)	8.3%
Impairment of goodwill and intangible assets	(11,750)	1.2%	—	—	(11,750)	1.2%
Other operating income	31,763	3.1%	—	—	31,763	3.1%
Total operating income and expenses	(689,876)	68.4%	113,024	11.2%	(576,852)	57.2%

Operating profit	48,493	4.8%	114,680	11.4%	163,173	16.2%
Net income attributable to Cheetah Mobile shareholders	28,763	2.9%	114,680	11.4%	143,443	14.2%

Diluted earnings per ordinary share (RMB)	0.02		0.08		0.10
Diluted earnings per ADS (RMB)	0.20		0.80		1.00

	For The Three Months Ended December 31, 2014
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	588,888				588,888
Cost of revenues	(140,973)	23.9%	677	0.1%	(140,296)	23.8%
Gross profit	447,915	76.1%	677	0.1%	448,592	76.2%

Research and development	(120,086)	20.4%	14,809	2.5%	(105,277)	17.9%
Selling and marketing	(184,287)	31.3%	2,249	0.4%	(182,038)	30.9%
General and administrative	(80,518)	13.7%	32,834	5.6%	(47,684)	8.1%
Impairment of goodwill and intangible assets	(8,304)	1.4%	—	—	(8,304)	1.4%
Total operating expenses	(393,195)	66.8%	49,892	8.5%	(343,303)	58.3%

Operating profit	54,720	9.3%	50,569	8.6%	105,289	17.9%
Net income attributable to Cheetah Mobile shareholders	32,177	5.5%	50,569	8.6%	82,746	14.1%

Diluted earnings per ordinary share (RMB)	0.02		0.04		0.06
Diluted earnings per ADS (RMB)	0.23		0.36		0.59

Cheetah Mobile Inc.

Condensed Consolidated Statements of Comprehensive Income

(In ‘000, except for per share data and number of shares and ADSs)

	Year Ended December 31,
	2014	2015	2015
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
Revenues	1,763,579	3,684,429	568,778
Online marketing services	1,322,612	3,244,130	500,807
Internet value-added services	400,671	395,312	61,026
Internet security services and others	40,296	44,987	6,945

Cost of revenues (a)	(403,412)	(935,154)	(144,363)
Gross profit	1,360,167	2,749,275	424,415

Operating income and expenses:
Research and development (a)	(436,840)	(687,235)	(106,091)
Selling and marketing (a)	(580,610)	(1,479,441)	(228,386)
General and administrative (a)	(251,743)	(423,248)	(65,338)
Impairment of goodwill and intangible assets	(8,304)	(49,882)	(7,700)
Other operating income	—	97,468	15,046
Total operating income and expenses	(1,277,497)	(2,542,338)	(392,469)

Operating profit	82,670	206,937	31,946
Other income:
Interest income, net	28,216	14,545	2,245
Changes in fair value of redemption right and put options granted	4,375	22	3
Settlement and changes in fair value of contingent consideration	(13,749)	7,010	1,082
Foreign exchange gain (loss), net	16	(250)	(39)
Impairment loss of long-term investments	(8,664)	(34,728)	(5,361)
Losses from equity method investments	(5,447)	(9,334)	(1,441)
Other income, net	3,487	47,173	7,282

Income before taxes	90,904	231,375	35,717
Income tax expenses	(23,993)	(60,097)	(9,277)
Net income	66,911	171,278	26,440
Less: net loss attributable to noncontrolling interests	(1,030)	(5,318)	(821)
Net income attributable to Cheetah Mobile shareholders	67,941	176,596	27,261

Earnings per share
Basic	0.05	0.13	0.02
Diluted	0.05	0.12	0.02

Earnings per ADS
Basic	0.53	1.29	0.20
Diluted	0.51	1.24	0.19

Weighted average number of shares outstanding
Basic	1,210,501,020	1,372,863,321	1,372,863,321
Diluted	1,341,732,457	1,426,810,939	1,426,810,939
Weighted average number of ADSs used in computation
Basic	121,050,102	137,286,332	137,286,332
Diluted	134,173,246	142,681,094	142,681,094

Other comprehensive (loss) income, net of tax
Foreign currency translation adjustments	(6,960)	117,977	18,213
Unrealized gains on available-for-sale securities, net	18,119	9,729	1,502
Reclassification adjustments for gains included in the consolidated statement of profit or loss	(21,121)	(6,814)	(1,052)
Other comprehensive (loss) income	(9,962)	120,892	18,663
Total comprehensive income	56,949	292,170	45,103
Less: Total comprehensive loss attributable to noncontrolling interests	(1,126)	(4,848)	(748)
Total comprehensive income attributable to Cheetah Mobile shareholders	58,075	297,018	45,851

(a) Share-based compensation expenses

	2014	2015	2015
	RMB	RMB	USD
(In ‘000)	(Audited)	(Unaudited)	(Unaudited)
Cost of revenues	1,393	1,523	235
Research and development	51,176	142,682	22,026
Selling and marketing	7,407	18,068	2,789
General and administrative	113,298	153,134	23,640
Total	173,274	315,407	48,690

Cheetah Mobile Inc.

Reconciliation of GAAP and Non-GAAP Results

(In‘000, except for per share data and percentage)

	For The Year Ended December 31, 2015
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net	Non-GAAP
	Result	Revenues	Compensation	Revenues	Result	Revenues	Result ($)
Revenues	3,684,429				3,684,429		568,778
Cost of revenues	(935,154)	25.4%	1,523	0.0%	(933,631)	25.3%	(144,128)
Gross profit	2,749,275	74.6%	1,523	0.0%	2,750,798	74.7%	424,650

Research and development	(687,235)	18.7%	142,682	3.9%	(544,553)	14.8%	(84,064)
Selling and marketing	(1,479,441)	40.2%	18,068	0.5%	(1,461,373)	39.7%	(225,597)
General and administrative	(423,248)	11.5%	153,134	4.2%	(270,114)	7.3%	(41,698)
Impairment of goodwill and intangible assets	(49,882)	1.4%	—	—	(49,882)	1.4%	(7,700)
Other operating income	97,468	2.6%	—	—	97,468	2.6%	15,046
Total operating income and expenses	(2,542,338)	69.0%	313,884	8.5%	(2,228,454)	60.5%	(344,013)

Operating profit	206,937	5.6%	315,407	8.6%	522,344	14.2%	80,636
Net income attributable to Cheetah Mobile shareholders	176,596	4.8%	315,407	8.6%	492,003	13.4%	75,952

Diluted earnings per ordinary share (RMB)	0.12		0.22		0.34
Diluted earnings per ADS (RMB)	1.24		2.21		3.45
Diluted earnings per ADS (USD)	0.19		0.34		0.53

	For The Year Ended December 31, 2014
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	1,763,579				1,763,579
Cost of revenues	(403,412)	22.9%	1,393	0.1%	(402,019)	22.8%
Gross profit	1,360,167	77.1%	1,393	0.1%	1,361,560	77.2%

Research and development	(436,840)	24.8%	51,176	2.9%	(385,664)	21.9%
Selling and marketing	(580,610)	32.9%	7,407	0.4%	(573,203)	32.5%
General and administrative	(251,743)	14.3%	113,298	6.4%	(138,445)	7.9%
Impairment of goodwill and intangible assets	(8,304)	0.5%	—	—	(8,304)	0.5%
Total operating expenses	(1,277,497)	72.4%	171,881	9.7%	(1,105,616)	62.7%

Operating profit	82,670	4.7%	173,274	9.8%	255,944	14.5%
Net income attributable to Cheetah Mobile shareholders	67,941	3.9%	173,274	9.8%	241,215	13.7%

Diluted earnings per ordinary share (RMB)	0.05		0.13		0.18
Diluted earnings per ADS (RMB)	0.51		1.29		1.80

Cheetah Mobile Inc.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(In ‘000)

	For The Three Months Ended
	December 31, 2014	September 30, 2015	December 31, 2015	December 31, 2015
	RMB	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Cheetah Mobile shareholders	32,177	28,763	57,139	8,820
Add:
Income tax expense	13,968	14,009	30,868	4,765
Interest income,net	(9,678)	(2,555)	(2,815)	(435)
Depreciation and amortization	26,458	37,365	38,081	5,879
Net (loss) income attributable to noncontrolling interests	(894)	1,055	(1,312)	(203)
Other non-operating expense (income), net	19,147	7,221	(7,264)	(1,120)
Share-based compensation	50,569	114,680	98,539	15,212
Adjusted EBITDA	131,747	200,538	213,236	32,918

	For The Year Ended December 31,
	2014	2015	2015
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Cheetah Mobile shareholders	67,941	176,596	27,261
Add:
Income tax expense	23,993	60,097	9,277
Interest income,net	(28,216)	(14,545)	(2,245)
Depreciation and amortization	78,750	146,157	22,563
Net loss attributable to noncontrolling interests	(1,030)	(5,318)	(821)
Other non-operating expense (income), net	19,982	(9,893)	(1,526)
Share-based compensation	173,274	315,407	48,690
Adjusted EBITDA	334,694	668,501	103,199

Cheetah Mobile Inc.

Revenues Generated from PC-based and Mobile-based Applications and Services

(In ‘000)

	For The Three Months Ended
	December 31, 2014	September 30, 2015	December 31, 2015	December 31, 2015
	RMB	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
PC	366,777	306,092	329,116	50,807
Mobile	222,111	702,652	803,541	124,045
Total	588,888	1,008,744	1,132,657	174,852

	For The Year Ended December 31,
	2014	2015	2015
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
PC	1,298,561	1,251,279	193,164
Mobile	465,018	2,433,150	375,614
Total	1,763,579	3,684,429	568,778

Cheetah Mobile Inc.

Revenues Generated from Domestic and Overseas Markets

(In ‘000)

	For The Three Months Ended
	December 31, 2014	September 30, 2015	December 31, 2015	December 31, 2015
	RMB	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Domestic revenues	449,819	471,038	516,412	79,720
Overseas revenues	139,069	537,706	616,245	95,132
Total	588,888	1,008,744	1,132,657	174,852

	For The Year Ended December 31,
	2014	2015	2015
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Domestic revenues	1,541,699	1,842,893	284,494
Overseas revenues	221,880	1,841,536	284,284
Total	1,763,579	3,684,429	568,778